Exhibit 99.1
FINANCIAL INFORMATION AND SUPPLEMENTARY DATA OF SIGNIFICANT EQUITY METHOD INVESTEE
CAESARS GROWTH PARTNERS, LLC

EXPLANATORY NOTE
Unconsolidated Significant Subsidiary
Caesars Acquisition Company's (the "Company," "CAC," "we," "our" and "us") primary asset is its interest in Caesars Growth Partners, LLC ("CGP LLC"), which is accounted for using the equity method. As the investment in CGP LLC is considered to be significant to CAC, CGP LLC's annual financial statements are required to be included as an exhibit to each CAC Annual Report on Form 10-K in accordance with Securities and Exchange Commission Rule 3-09 of Regulation S-X. Given the significance of this investment to the financial position and results of operations of CAC, CAC has elected to include selected financial information of CGP LLC in this Quarterly Report on Form 10-Q.

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED BALANCE SHEETS
(UNAUDITED)
(In millions)

	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$1,031.3	$1,049.8
Restricted cash	3,000.3	3,040.2
Receivables, net of allowance for doubtful accounts of $7.4 and $7.4, respectively	79.8	73.1
Prepayments and other current assets	36.4	33.9
Total current assets	4,147.8	4,197.0
Investment in Caesars Enterprise Services, LLC	28.6	29.1
Land, property and equipment, net	2,473.7	2,481.4
Goodwill	214.1	214.1
Intangible assets other than goodwill, net	196.9	200.7
Restricted cash	5.5	5.5
Prepaid management fees to related parties	190.8	194.0
Deferred charges and other	42.4	43.9
Total assets	$7,299.8	$7,365.7

Liabilities and Equity
Current liabilities
Accounts payable	$40.1	$43.0
Payables to related parties	73.3	119.9
Accrued expenses and other current liabilities	209.5	220.8
Accrued interest payable	29.5	14.2
Current portion of long-term debt	20.7	20.9
Total current liabilities	373.1	418.8
Long-term debt	2,252.0	2,254.6
Deferred credits and other	32.2	32.2
Total liabilities	2,657.3	2,705.6

Commitments and contingencies
Redeemable non-controlling interests	0.3	0.4
Equity
Additional paid-in capital	259.1	283.8
Retained earnings	4,379.8	4,371.5
Total equity attributable to Caesars Growth Partners, LLC	4,638.9	4,655.3
Non-controlling interests	3.3	4.4
Total equity	4,642.2	4,659.7
Total liabilities and equity	$7,299.8	$7,365.7

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)
(In millions)

	Three Months Ended March 31,
	2017	2016
Revenues
Casino	$252.6	$265.9
Food and beverage	69.0	70.4
Rooms	93.6	93.0
Other	54.8	49.2
Less: casino promotional allowances	(49.2)	(53.1)
Net revenues	420.8	425.4

Operating expenses
Direct
Casino	136.5	144.4
Food and beverage	30.4	30.8
Rooms	22.7	22.4
Property, general, administrative and other	114.7	125.6
Write-downs, reserves, and project opening costs, net of recoveries	5.8	0.6
Management fees to related parties	11.1	12.3
Depreciation and amortization	46.5	39.4
Total operating expenses	367.7	375.5
Income from operations	53.1	49.9
Interest expense, net of interest capitalized	(47.7)	(50.9)
Interest income	3.4	—
Other expense, net	(1.2)	—
Income/(loss) from continuing operations before benefit from income taxes	7.6	(1.0)
Benefit from income taxes	—	1.6
Net income from continuing operations	7.6	0.6
Discontinued operations
Income from discontinued operations before income taxes	—	66.0
Provision for income taxes related to discontinued operations	—	(29.7)
Net income from discontinued operations	—	36.3
Net income	7.6	36.9
Less: net loss/(income) attributable to non-controlling interests	0.7	(3.5)
Net income attributable to Caesars Growth Partners, LLC	$8.3	$33.4

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF EQUITY
(UNAUDITED)
(In millions)

	Additional Paid-in Capital	Retained Earnings	Non-controlling Interests	Total Equity
Balance at January 1, 2016	$1,277.3	$413.7	$40.2	$1,731.2
Net income	—	33.4	3.5	36.9
Issuance of Caesars Interactive Entertainment, Inc. common stock	9.7	—	1.7	11.4
Purchase of Caesars Interactive Entertainment, Inc. common stock	(22.3)	—	(6.0)	(28.3)
Stock-based compensation	1.4	—	—	1.4
Transactions with parents and affiliates, net	(6.0)	—	—	(6.0)
Balance at March 31, 2016	$1,260.1	$447.1	$39.4	$1,746.6

Balance at January 1, 2017	$283.8	$4,371.5	$4.4	$4,659.7
Net income/(loss)	—	8.3	(0.7)	7.6
Distribution to non-controlling interest holders	—	—	(0.4)	(0.4)
Stock-based compensation	1.1	—	—	1.1
Transactions with parents and affiliates, net	(25.8)	—	—	(25.8)
Balance at March 31, 2017	$259.1	$4,379.8	$3.3	$4,642.2

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In millions)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities
Net income	$7.6	$36.9
Net income from discontinued operations	—	(36.3)
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	46.5	39.4
Amortization of debt discount and debt issuance costs	3.1	2.8
Stock-based compensation	1.1	14.2
Non-cash management fee payable to related parties	—	0.7
Net change in deferred income taxes	—	(1.2)
Net change in long-term accounts	3.6	0.5
Net change in working capital accounts	(22.8)	27.5
Cash flows provided by operating activities	39.1	84.5
Cash flows from investing activities
Land, buildings and equipment additions, net of change in construction payables	(34.3)	(13.2)
Return of investment from discontinued operations	—	68.0
Contributions to discontinued operations	—	(0.4)
Investment in Caesars Enterprise Services, LLC	—	(0.7)
Cash flows (used in)/provided by investing activities	(34.3)	53.7
Cash flows from financing activities
Proceeds from issuance of long-term debt	—	15.0
Repayments under lending agreements	(5.7)	(51.0)
Payments to non-controlling interest holders	(5.7)	—
Repurchase of Caesars Interactive Entertainment, Inc. stock	—	(28.3)
Proceeds from issuance of Caesars Interactive Entertainment, Inc. stock	—	1.4
Distributions to parents, net	(51.8)	(6.0)
Cash flows used in financing activities	(63.2)	(68.9)
Cash flows from discontinued operations
Cash flows from operating activities	—	52.9
Cash flows from investing activities	—	(6.3)
Cash flows from financing activities	—	(67.6)
Net cash from discontinued operations	—	(21.0)
Cash held for sale, beginning of period	—	111.0
Cash held for sale, end of period	—	93.0
Net (decrease)/increase in cash, cash equivalents and restricted cash	(58.4)	66.3
Cash, cash equivalents and restricted cash, beginning of period	4,095.5	802.2
Cash, cash equivalents and restricted cash, end of period	$4,037.1	$868.5

OTHER INFORMATION
Adoption of Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash
CGP LLC has early adopted Accounting Standards Update ("ASU") No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, in 2016 and has retrospectively applied the amendments. Prior to the adoption of ASU No. 2016-18, our Consolidated Condensed Statements of Cash Flows reported changes in restricted cash as investing activities and excluded restricted cash from cash and cash equivalents beginning and ending balances. Impacts of early adoption on prior period include: increase in cash, cash equivalents, and restricted cash balances as of March 31, 2016 and December 31, 2015 to $868.5 million and $802.2 million, respectively.
Reclassification of Prior Period Food and Beverage and Other Revenues
CGP LLC reclassified certain prior period amounts to align with its 2017 reporting presentation. Within the Consolidated Condensed Statements of Operations and Comprehensive Income, for the three months ended March 31, 2016, $1.9 million was reclassified from Food and beverage revenues to Other revenues. This reclassification did not affect CGP LLC's consolidated condensed total Net revenues, Income from operations, or Net income attributable to Caesars Growth Partners, LLC.
Disposition of SMG Business
As a result of Caesars Interactive Entertainment, LLC's ("CIE", formerly Caesars Interactive Entertainment, Inc.) sale of its social and mobile games business (the "SMG Business") on September 23, 2016 (such sale, together with transactions contemplated under the Stock Purchase Agreement, dated as of July 30, 2016, the "Sale"), the historical results of CGP LLC have been recast to reflect the portion of the CIE business disposed of as discontinued operations for all periods presented herein.
During the three months ended March 31, 2017, the estimated current income tax expense on the portion of the gain attributable to CAC was reduced by $26.3 million to $258.6 million. CGP LLC amended the Amended and Restated Limited Liability Company Agreement, the transaction agreement related to the formation of CGP LLC, to clarify the manner that taxable income resulting from the Sale would be allocated amongst the members. This resulted in less taxable income being allocated to CAC with comparatively more taxable income allocated to the other members. $240.0 million was paid during the year ended December 31, 2016 and the remaining $18.6 million due is included in Payables to related party on CGP LLC's Consolidated Condensed Balance Sheet. CGP LLC's short-term Restricted cash includes $60.0 million remaining reserved for paying CAC's income tax expense on the portion of the taxable income attributable to CAC.
Pursuant to the Purchase Agreement and the CIE Proceeds and Reservation of Rights Agreement (including exhibits thereto, the "CIE Proceeds Agreement"), CIE deposited into an escrow account (the "CIE Escrow Account") the portion of the Sale proceeds required by the CIE Proceeds Agreement. At March 31, 2017 and December 31, 2016, the balance in the CIE Escrow Account was $2,677.0 million and $2,718.1 million, respectively, which is included as short-term Restricted cash in CGP LLC's Consolidated Condensed Balance Sheets.
In addition, CIE placed $264.0 million into escrow (the "Indemnity Escrow") to secure the potential indemnity claims of the purchaser for a period of twelve months from the SMG Business Sale closing date pursuant to the terms of the Stock Purchase Agreement. At March 31, 2017 and December 31, 2016, the balance in the Indemnity Escrow was $259.7 million and $259.5 million, respectively, which is included as short-term Restricted cash on CGP LLC's Consolidated Condensed Balance Sheets. There have been no claims made against the Indemnity Escrow account as of the date of the filing of this Form 10-Q.
At both March 31, 2017 and December 31, 2016, CGP LLC has accrued $63.1 million in Accrued expenses and other current liabilities on its Consolidated Condensed Balance Sheets, representing the amounts still due to the minority investors and former holders of CIE equity awards for the release of proceeds held in the Indemnity Escrow.

The following table represents the carrying amounts of line items constituting Income from discontinued operations of the disposed SMG Business that are presented in the Consolidated Condensed Statements of Operations and Comprehensive Income of CGP LLC for the three months ended March 31, 2016.

(In millions)	Three Months Ended March 31, 2016
Revenues
Social and mobile games	$218.2
Net revenues	218.2
Operating expenses
Platform fees	63.6
Property, general, administrative and other	81.3
Depreciation and amortization	7.3
Total operating expenses	152.2
Income from discontinued operations before provision for income taxes	66.0
Provision for income taxes related to discontinued operations	(29.7)
Net income from discontinued operations	$36.3
Subsequent Event
On April 27, 2017, Caesars Growth Properties Holdings, LLC ("CGPH") entered into an Incremental Assumption Agreement and Amendment No. 1 (the "Loan Amendment"), by and among CGPH, Caesars Growth Properties Parent, LLC ("CGPP"), the other loan parties party thereto, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent (the "Administrative Agent"). The Loan Amendment amends the First Lien Credit Agreement, dated as of May 8, 2014, among CGPH, CGPP, the lenders party thereto and the Administrative Agent.
Among other things, the Loan Amendment (a) provides for an increase of CGPH's existing term loan facility by $175 million to approximately $1.3 billion (the "Term Facility") and (b) reduced the interest rate margins applicable to the Term Facility and CGPH's existing $150 million revolving credit facility.
The Loan Amendment provides that the proceeds of the $175 million increase of the Term Facility will be held in escrow until the receipt of all required regulatory approvals, at which time the escrowed proceeds will be released to repay the property specific term loan encumbering The Cromwell, but no earlier than May 3, 2017. At such time, The Cromwell will become part of the CGPH restricted group (which is subject to certain restrictions or limitations placed on CGPH and its restricted subsidiaries) and its assets will be pledged as collateral for both the CGPH $1.175 billion term loan and the CGPH $675 million aggregate principal amount of 9.375% second-priority senior secured notes due 2022. If such approvals are not obtained by July 26, 2017, such $175 million of proceeds will be repaid and The Cromwell's property specific term loan will remain outstanding.